UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

July 20, 2011

BHP BILLITON LIMITED (ABN 49 004 028 077)	BHP BILLITON PLC (REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	20 July 2011

Number	21/11

BHP BILLITON PRODUCTION REPORT FOR THE YEAR ENDED 30 JUNE 2011

•	Annual production records were achieved across four commodities and ten operations as a result of our strategy to invest throughout the economic cycle.

•

Eleventh consecutive annual production record achieved in Iron Ore while Western Australia Iron Ore shipments rose to an annualised rate of 155 million tonnes per annum in the June 2011 quarter (100% basis).

•

Annual production and sales records for Hunter Valley Energy Coal (Australia) following the commissioning and ramp up of the MAC20 project and utilisation of our Newcastle Coal Infrastructure Group (NCIG) port capacity.

•

The successful integration of the Fayetteville Shale (USA), combined with strong underlying performance from existing assets, delivered an increase in annual petroleum production, despite the ongoing impact of permitting delays in the Gulf of Mexico (USA). Annual production records were achieved for natural gas and at North West Shelf (Australia).

•

Copper production increased during the 2011 financial year as Olympic Dam (Australia) reported annual material mined and milling records. Strong operating performance was similarly reported at Pampa Norte (Chile) and Antamina (Peru), where record annual milling rates were recorded.

Petroleum

	JUN 2011 YTD	JUN 2011 QTR	JUN YTD11 vs JUN YTD10	JUN Q11 vs JUN Q10	JUN Q11 vs MAR Q11
Crude oil, condensate and natural gas liquids (‘000 bbl)	91,874	21,288	-5%	-17%	-2%
Natural gas (bcf)	405.06	131.79	10%	45%	55%
Total petroleum products (million boe)	159.38	43.25	1%	6%	21%

Total petroleum production – The successful integration of the Fayetteville Shale, combined with strong underlying performance from existing assets, delivered an increase in annual petroleum production, despite the ongoing impact of permitting delays in the Gulf of Mexico.

During the June 2011 quarter, BHP Billiton brought the first new deepwater well into production since the Gulf of Mexico moratorium was enacted in May 2010. This important milestone, achieved at the BHP Billiton operated Shenzi field (USA), followed previous regulatory approvals for water injection and production well drilling. However, permitting delays in the Gulf of Mexico continue to impact our Petroleum operations and the drilling of high volume production wells. When excluding volume growth from the Fayetteville Shale acquisition, we continue to expect production to be lower in the 2012 financial year.

Crude oil, condensate and natural gas liquids – Strong performance from the BHP Billiton operated Pyrenees field (Australia) during the year was offset by lower production in the Gulf of Mexico, planned maintenance at Bass Strait (Australia) and tie-in activities at North West Shelf.

Natural gas – Natural gas production was higher than all comparable periods following the acquisition of the Fayetteville Shale, first production from the Angostura Gas Phase II project (Trinidad and Tobago) and record annual performance at North West Shelf. The seasonal increase in demand in South Eastern Australia resulted in higher natural gas production at Bass Strait in the June 2011 quarter.

Aluminium

	JUN 2011 YTD	JUN 2011 QTR	JUN YTD11 vs JUN YTD10	JUN Q11 vs JUN Q10	JUN Q11 vs MAR Q11
Alumina (‘000 tonnes) (a)	4,010	1,026	7%	7%	7%
Aluminium (‘000 tonnes)	1,246	313	0%	1%	3%

Alumina – The ongoing ramp up of the Alumar refinery (Brazil) contributed to a seven per cent increase in total alumina production for the 2011 financial year. A nine per cent increase in alumina production at Worsley (Australia) for the quarter was associated with the processing of hydrate accumulated during the recent calciner outage.

Aluminium – Production was in line with comparable periods with all operations running close to capacity.

Base Metals

	JUN 2011 YTD	JUN 2011 QTR	JUN YTD11 vs JUN YTD10	JUN Q11 vs JUN Q10	JUN Q11 vs MAR Q11
Copper (‘000 tonnes)	1,139.4	272.3	6%	-6%	0%
Lead (tonnes)	244,554	58,578	-2%	-7%	13%
Zinc (tonnes)	152,127	34,733	-23%	-24%	-14%
Silver (‘000 ounces)	42,656	9,877	-6%	-13%	9%
Uranium oxide concentrate (Uranium) (tonnes)	4,045	1,015	77%	43%	-5%

Copper – Copper production increased during the 2011 financial year as Olympic Dam reported annual material mined and milling records, further emphasising the strong recovery in performance that followed last year’s Clark Shaft outage. Strong operating performance was similarly reported at Pampa Norte and Antamina, where record annual milling rates mitigated the impact of lower grades. Record annual copper cathode production was delivered into a strong pricing environment.

Consistent with prior guidance, production at Escondida (Chile) declined by eight per cent compared with the 2010 financial year, largely due to lower ore grades. While Escondida production is likely to remain largely unchanged in the 2012 financial year, volumes are expected to be weighted to the second half, consistent with the mine plan. Production is expected to improve beyond the 2012 financial year as mining activities progress towards higher grade ore with completion of the Escondida Ore Access project in the main pit.

At 30 June 2011 the Group had 239,156 tonnes of outstanding copper sales that were revalued at a weighted average price of US$4.25 per pound. The final price of these sales will be determined in the 2012 financial year.

BHP Billiton Production Report for the year ended 30 June 2011	2

In addition, 236,584 tonnes of copper sales from the 2010 financial year were subject to a finalisation adjustment in 2011. The finalisation adjustment and provisional pricing impact as at 30 June 2011 will increase earnings(b) by US$650 million for the year (year ended June 2010 was a US$303 million gain).

Lead/silver – Production recovered following weather related disruptions at Cannington (Australia) in the March 2011 quarter.

Zinc – Production was lower than all comparable periods as lower zinc grades at Antamina offset strong operating performance that included annual material mined and milling records.

Uranium – Olympic Dam achieved record mining and milling rates for the 2011 financial year following the successful repair of the Clark Shaft.

Diamonds & Specialty Products

	JUN 2011 YTD	JUN 2011 QTR	JUN YTD11 vs JUN YTD10	JUN Q11 vs JUN Q10	JUN Q11 vs MAR Q11
Diamonds (‘000 carats)	2,506	576	-18%	-22%	5%

Diamonds – Production was lower than the year and quarter ended June 2010 primarily due to lower average ore grades. Production continues to be influenced by the variability of ore sources due to the mix of open pit and underground mining. Consistent with the mine plan, BHP Billiton expects lower average ore grades to impact EKATI (Canada) production in the 2012 financial year.

Stainless Steel Materials

	JUN 2011 YTD	JUN 2011 QTR	JUN YTD11 vs JUN YTD10	JUN Q11 vs JUN Q10	JUN Q11 vs MAR Q11
Nickel (‘000 tonnes) (c)	152.7	38.2	-12%	-16%	16%

Nickel – The Nickel West Kalgoorlie smelter (Australia) achieved record matte production during the 2011 financial year, offsetting lower metal production that was constrained by the availability of hydrogen supply. Our wholly owned Nickel West mines performed strongly throughout the year, although the adverse movement in currency markets continued to flow through to our cost base.

Production at Cerro Matoso (Colombia) continues to be impacted by the planned furnace replacement, which commenced in February 2011 and is currently being commissioned.

BHP Billiton Production Report for the year ended 30 June 2011	3

Iron Ore

	JUN 2011 YTD	JUN 2011 QTR	JUN YTD11 vs JUN YTD10	JUN Q11 vs JUN Q10	JUN Q11 vs MAR Q11
Iron ore (‘000 tonnes)	134,406	35,526	8%	14%	7%

Iron ore – BHP Billiton’s commitment to invest through all phases of the economic cycle delivered an eleventh consecutive annual production record in iron ore. Western Australia Iron Ore benefited from the dual tracking of the company’s rail infrastructure, increasing overall system capability. Western Australia Iron Ore shipments rose to a record annualised rate of 155 million tonnes per annum in the June 2011 quarter (100% basis).

Samarco (Brazil) production recovered strongly following planned maintenance in the March 2011 quarter.

Manganese

	JUN 2011 YTD	JUN 2011 QTR	JUN YTD11 vs JUN YTD10	JUN Q11 vs JUN Q10	JUN Q11 vs MAR Q11
Manganese ore (‘000 tonnes)	7,093	1,790	16%	4%	32%
Manganese alloy (‘000 tonnes)	753	190	29%	-13%	10%

Manganese ore – Record annual production and sales reflected a full year contribution from the GEMCO (Australia) phase 1 expansion project and the improvement in market demand that occurred notwithstanding a general softening in prices in the latter part of the 2011 financial year. Production in the March 2011 quarter was impacted by safety related downtime at Hotazel (South Africa) and heavy rainfall at GEMCO.

Manganese alloy – Metalloys (South Africa) and TEMCO (Australia) reported annual sales records despite maintenance activities that were undertaken during the March and June 2011 quarters.

Metallurgical Coal

	JUN 2011 YTD	JUN 2011 QTR	JUN YTD11 vs JUN YTD10	JUN Q11 vs JUN Q10	JUN Q11 vs MAR Q11
Metallurgical coal (‘000 tonnes)	32,678	7,922	-13%	-28%	19%

Metallurgical coal – The remnant effects of wet weather that persisted for much of the 2011 financial year continued to restrict our Queensland Coal (Australia) business, despite an unrelenting focus on recovery efforts. While production did improve in the June 2011 quarter, sales remained well below the record level achieved in the previous corresponding quarter. We continue to expect production, sales and unit costs to be impacted, to some extent, for the remainder of the 2011 calendar year.

Illawarra Coal (Australia) production was impacted by longwall moves at both Dendrobium and Appin during the June 2011 quarter. A longwall move at West Cliff is scheduled to commence in September 2011.

BHP Billiton Production Report for the year ended 30 June 2011	4

Energy Coal

	JUN 2011 YTD	JUN 2011 QTR	JUN YTD11 vs JUN YTD10	JUN Q11 vs JUN Q10	JUN Q11 vs MAR Q11
Energy coal (‘000 tonnes)	69,500	18,338	5%	13%	5%

Energy coal – Annual production and sales records for Hunter Valley Energy Coal followed the successful commissioning and ramp up of the MAC20 project and utilisation of our Newcastle Coal Infrastructure Group (NCIG) port capacity. Strong performance at South Africa Coal, which delivered a 13 per cent increase in annual production, was partly offset by planned and unplanned outages at New Mexico Coal (USA) and weather related disruptions at Cerrejon Coal (Colombia).

(a)	Excluding Suriname which was sold effective 31 July 2009.
(b)	Earnings before interest and tax.
(c)	Excluding Yabulu which was sold effective 31 July 2009.

Throughout this report, unless otherwise stated, production volumes refer to BHP Billiton share and exclude suspended and sold operations.

Further information on BHP Billiton can be found at: www.bhpbilliton.com

Media Relations	Investor Relations

Australia	Australia

Samantha Stevens, Media Relations	Andrew Gunn, Investor Relations
Tel: +61 3 9609 2898 Mobile: +61 400 693 915	Tel: +61 3 9609 3575 Mobile: +61 439 558 454
email: Samantha.Stevens@bhpbilliton.com	email: Andrew.Gunn@bhpbilliton.com

Kelly Quirke, Media Relations

Tel: +61 3 9609 2896 Mobile: +61 429 966 312

email: Kelly.Quirke@bhpbilliton.com

Fiona Martin, Media Relations

Tel: +61 3 9609 2211 Mobile: +61 427 777 908

email: Fiona.Martin2@bhpbilliton.com

United Kingdom and South Africa Brendan Harris , Investor Relations Tel: +44 20 7802 4131 Mobile: +61 437 134 814 email: Brendan.Harris@bhpbilliton.com Americas
United Kingdom and Americas Ruban Yogarajah, Media Relations Tel: US +1 713 966 2907 or UK +44 20 7802 4033 Mobile: UK +44 7827 082 022 email: Ruban.Yogarajah@bhpbilliton.com	Scott Espenshade, Investor Relations Tel: +1 713 599 6431 Mobile: +1 713 208 8565 email: Scott.Espenshade@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: 180 Lonsdale Street	Registered Office: Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1BH United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is headquartered in Australia

BHP Billiton Production Report for the year ended 30 June 2011	5

BHP BILLITON PRODUCTION SUMMARY - CONTINUING OPERATIONS

		QUARTER ENDED			YEAR TO DATE		% CHANGE
		JUN 2010	MAR 2011	JUN 2011	JUN 2011	JUN 2010	JUN YTD11 vs JUN YTD10	JUN Q11 vs JUN Q10	JUN Q11 vs MAR Q11
PETROLEUM
Crude oil & condensate	(‘000 bbl)	22,497	19,200	18,652	80,591	84,387	-4%	-17%	-3%
Natural gas	(bcf)	90.98	84.90	131.79	405.06	368.57	10%	45%	55%
Natural gas liquid	(‘000 bbl)	3,182	2,442	2,636	11,283	12,749	-11%	-17%	8%
Total Petroleum Products	(million boe)	40.84	35.79	43.25	159.38	158.56	1%	6%	21%

ALUMINIUM
Alumina (a)	(‘000 tonnes)	962	959	1,026	4,010	3,763	7%	7%	7%
Aluminium	(‘000 tonnes)	309	305	313	1,246	1,241	0%	1%	3%

BASE METALS
Copper	(‘000 tonnes)	291.1	273.6	272.3	1,139.4	1,075.2	6%	-6%	0%
Lead	(tonnes)	62,916	51,910	58,578	244,554	248,486	-2%	-7%	13%
Zinc	(tonnes)	45,422	40,252	34,733	152,127	198,279	-23%	-24%	-14%
Gold	(ounces)	35,305	49,559	45,545	196,091	141,919	38%	29%	-8%
Silver	(‘000 ounces)	11,413	9,056	9,877	42,656	45,362	-6%	-13%	9%
Uranium oxide concentrate	(tonnes)	712	1,063	1,015	4,045	2,279	77%	43%	-5%
Molybdenum	(tonnes)	269	334	418	1,445	813	78%	55%	25%

DIAMONDS AND SPECIALTY PRODUCTS
Diamonds	(‘000 carats)	740	551	576	2,506	3,050	-18%	-22%	5%

STAINLESS STEEL MATERIALS
Nickel (b)	(‘000 tonnes)	45.7	33.0	38.2	152.7	173.4	-12%	-16%	16%

IRON ORE
Iron ore	(‘000 tonnes)	31,243	33,231	35,526	134,406	124,962	8%	14%	7%

MANGANESE
Manganese ore	(‘000 tonnes)	1,721	1,352	1,790	7,093	6,124	16%	4%	32%
Manganese alloy	(‘000 tonnes)	218	172	190	753	583	29%	-13%	10%

METALLURGICAL COAL
Metallurgical coal	(‘000 tonnes)	10,927	6,670	7,922	32,678	37,381	-13%	-28%	19%

ENERGY COAL
Energy coal	(‘000 tonnes)	16,270	17,543	18,338	69,500	66,131	5%	13%	5%

(a)	Excluding Suriname which was sold effective 31 July 2009.
(b)	Excluding Yabulu which was sold effective 31 July 2009.

Throughout this report figures in italics indicate that this figure has been adjusted since it was previously reported.

BHP Billiton Production Report for the year ended 30 June 2011	Page 1

BHP BILLITON ATTRIBUTABLE PRODUCTION

		QUARTER ENDED					YEAR TO DATE
	BHP Billiton Interest	JUNE 2010	SEPT 2010	DEC 2010	MAR 2011	JUN 2011	JUN 2011	JUN 2010
PETROLEUM
Production
Crude oil & condensate (‘000 bbl)		22,497	22,087	20,652	19,200	18,652	80,591	84,387
Natural gas (bcf)		90.98	105.83	82.54	84.90	131.79	405.06	368.57
NGL (‘000 bbl) (a)		3,182	3,363	2,842	2,442	2,636	11,283	12,749

Total Petroleum Products (million boe)		40.84	43.09	37.25	35.79	43.25	159.38	158.56

ALUMINIUM
ALUMINA
Production (‘000 tonnes)
Worsley	86%	779	756	758	663	725	2,902	3,054
Suriname (b)	45%	—	—	—	—	—	—	78
Alumar	36%	183	244	267	296	301	1,108	709

Total		962	1,000	1,025	959	1,026	4,010	3,841

ALUMINIUM
Production (‘000 tonnes)
Hillside	100%	177	180	179	173	179	711	710
Bayside	100%	24	24	25	24	24	97	98
Alumar	40%	43	44	43	44	43	174	174
Mozal	47%	65	66	67	64	67	264	259

Total		309	314	314	305	313	1,246	1,241

BASE METALS (c)
COPPER
Payable metal in concentrate (‘000 tonnes)
Escondida	57.5%	113.2	110.7	112.7	87.7	79.4	390.5	448.1
Antamina	33.8%	25.3	23.2	27.2	24.9	22.5	97.8	98.6

Total		138.5	133.9	139.9	112.6	101.9	488.3	546.7

Cathode (‘000 tonnes)
Escondida	57.5%	44.2	45.0	47.1	44.4	42.6	179.1	174.2
Pampa Norte (d)	100%	69.6	66.4	66.0	64.1	75.7	272.2	244.8
Pinto Valley	100%	1.5	1.4	1.5	1.4	1.4	5.7	6.2
Olympic Dam	100%	37.3	44.5	47.8	51.1	50.7	194.1	103.3

Total		152.6	157.3	162.4	161.0	170.4	651.1	528.5

LEAD
Payable metal in concentrate (tonnes)
Cannington	100%	62,288	68,529	64,748	51,673	58,414	243,364	245,445
Antamina	33.8%	628	612	177	237	164	1,190	3,041

Total		62,916	69,141	64,925	51,910	58,578	244,554	248,486

ZINC
Payable metal in concentrate (tonnes)
Cannington	100%	13,935	15,260	14,920	16,129	14,348	60,657	62,706
Antamina	33.8%	31,487	24,937	22,025	24,123	20,385	91,470	135,573

Total		45,422	40,197	36,945	40,252	34,733	152,127	198,279

Refer footnotes on page 4.

BHP Billiton Production Report for the year ended 30 June 2011	Page 2

BHP BILLITON ATTRIBUTABLE PRODUCTION

		QUARTER ENDED					YEAR TO DATE
	BHP Billiton Interest	JUNE 2010	SEPT 2010	DEC 2010	MAR 2011	JUN 2011	JUN 2011	JUN 2010
BASE METALS (continued)
GOLD
Payable metal in concentrate (ounces)
Escondida	57.5%	21,586	24,807	23,133	19,667	17,116	84,723	76,425
Olympic Dam (refined gold)	100%	13,719	24,554	28,493	29,892	28,429	111,368	65,494

Total		35,305	49,361	51,626	49,559	45,545	196,091	141,919

SILVER
Payable metal in concentrate (‘000 ounces)
Escondida	57.5%	743	803	796	670	580	2,849	2,874
Antamina	33.8%	1,234	989	1,025	813	773	3,600	4,712
Cannington	100%	9,324	10,159	9,509	7,315	8,242	35,225	37,276
Olympic Dam (refined silver)	100%	112	201	241	258	282	982	500

Total		11,413	12,152	11,571	9,056	9,877	42,656	45,362

URANIUM OXIDE CONCENTRATE
Payable metal in concentrate (tonnes)
Olympic Dam	100%	712	1,010	957	1,063	1,015	4,045	2,279

Total		712	1,010	957	1,063	1,015	4,045	2,279

MOLYBDENUM
Payable metal in concentrate (tonnes)
Antamina	33.8%	269	208	485	334	418	1,445	813

Total		269	208	485	334	418	1,445	813

DIAMONDS AND SPECIALTY PRODUCTS
DIAMONDS
Production (‘000 carats)
EKATI™	80%	740	703	676	551	576	2,506	3,050

STAINLESS STEEL MATERIALS
NICKEL
Production (‘000 tonnes)
CMSA	99.9%	13.0	12.4	12.4	7.8	7.4	40.0	49.6
Yabulu (e)	100%	—	—	—	—	—	—	2.8
Nickel West	100%	32.7	26.1	30.6	25.2	30.8	112.7	123.8

Total		45.7	38.5	43.0	33.0	38.2	152.7	176.2

Refer footnotes on page 4.

BHP Billiton Production Report for the year ended 30 June 2011	Page 3

BHP BILLITON ATTRIBUTABLE PRODUCTION

		QUARTER ENDED					YEAR TO DATE
	BHP Billiton Interest	JUNE 2010	SEPT 2010	DEC 2010	MAR 2011	JUN 2011	JUN 2011	JUN 2010
IRON ORE
Production (‘000 tonnes) (f)
Newman (g)	85%	8,478	9,640	11,213	11,912	12,480	45,245	32,097
Goldsworthy Joint Venture	85%	422	384	225	305	284	1,198	1,688
Area C Joint Venture	85%	9,767	10,086	10,154	9,510	10,044	39,794	38,687
Yandi Joint Venture	85%	9,768	8,787	9,078	8,799	9,796	36,460	41,396
Samarco	50%	2,808	3,086	2,996	2,705	2,922	11,709	11,094

Total		31,243	31,983	33,666	33,231	35,526	134,406	124,962

MANGANESE
MANGANESE ORES
Saleable production (‘000 tonnes)
South Africa (h)	60%	845	938	779	514	776	3,007	2,718
Australia (h)	60%	876	1,184	1,050	838	1,014	4,086	3,406

Total		1,721	2,122	1,829	1,352	1,790	7,093	6,124

MANGANESE ALLOYS
Saleable production (‘000 tonnes)
South Africa (h) (i)	60%	152	132	123	111	120	486	364
Australia (h)	60%	66	67	69	61	70	267	219

Total		218	199	192	172	190	753	583

METALLURGICAL COAL
Production (‘000 tonnes) (j)
BMA	50%	7,101	6,538	4,534	3,955	4,874	19,901	24,403
BHP Mitsui Coal (k)	80%	1,766	1,913	1,421	1,133	1,426	5,893	6,443
Illawarra	100%	2,060	1,848	1,832	1,582	1,622	6,884	6,535

Total		10,927	10,299	7,787	6,670	7,922	32,678	37,381

ENERGY COAL
Production (‘000 tonnes)
South Africa	100%	7,237	8,997	8,507	8,596	8,228	34,328	30,459
USA	100%	3,413	3,177	2,296	2,360	3,779	11,612	13,478
Australia	100%	2,802	2,506	3,394	3,978	3,793	13,671	12,039
Colombia	33%	2,818	2,426	2,316	2,609	2,538	9,889	10,155

Total		16,270	17,106	16,513	17,543	18,338	69,500	66,131

(a)	LPG and Ethane are reported as Natural Gas Liquid (NGL). Product-specific conversions are made and NGL is reported in barrels of oil equivalent (boe).
(b)	Suriname was sold effective 31 July 2009.
(c)	Metal production is reported on the basis of payable metal.
(d)	Includes Cerro Colorado and Spence.
(e)	Yabulu was sold effective 31 July 2009.
(f)	Iron ore production is reported on a wet tonnes basis.
(g)	Newman includes Mt Newman Joint Venture and Jimblebar.
(h)	Shown on 100% basis. BHP Billiton interest in saleable production is 60%.
(i)	Production includes Medium Carbon Ferro Manganese.
(j)	Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(k)	Shown on 100% basis. BHP Billiton interest in saleable production is 80%.

BHP Billiton Production Report for the year ended 30 June 2011	Page 4

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					YEAR TO DATE
	JUNE 2010	SEPT 2010	DEC 2010	MAR 2011	JUN 2011	JUN 2011	JUN 2010
PETROLEUM
BHP Billiton attributable production unless otherwise stated.

CRUDE OIL & CONDENSATE (‘000 barrels)
Bass Strait	2,886	2,711	2,553	2,465	2,485	10,214	12,197
North West Shelf	1,977	2,237	2,188	1,719	1,442	7,586	8,972
Stybarrow	784	551	358	862	1,037	2,808	3,524
Pyrenees (a)	5,071	5,516	5,362	4,326	4,584	19,788	6,601
Other Australia (b)	13	15	10	13	13	51	246
Atlantis (c)	3,221	3,038	2,881	2,694	2,098	10,711	15,944
Mad Dog (c)	1,120	1,075	874	952	128	3,029	4,513
Shenzi (c) (d)	4,416	3,916	3,859	3,378	3,630	14,783	19,366
Trinidad/Tobago	349	285	—	299	687	1,271	1,599
Other Americas (c) (e)	370	359	430	397	448	1,634	1,699
UK	615	611	479	542	534	2,166	2,688
Algeria	1,587	1,686	1,587	1,474	1,498	6,245	6,640
Pakistan	88	87	71	79	68	305	398

Total	22,497	22,087	20,652	19,200	18,652	80,591	84,387

NATURAL GAS (billion cubic feet)
Bass Strait	30.02	38.81	20.94	22.31	29.97	112.03	104.34
North West Shelf	31.24	36.49	36.47	35.11	35.44	143.51	133.42
Other Australia (b)	4.99	6.00	3.83	4.69	4.68	19.20	21.89
Atlantis (c)	0.47	1.33	1.07	0.84	0.67	3.91	6.01
Mad Dog (c)	0.12	0.25	0.06	0.13	0.01	0.45	0.85
Shenzi (c) (d)	1.27	0.75	0.77	0.64	0.67	2.83	4.97
Onshore US (f)	—	—	—	—	36.43	36.43	—
Trinidad/Tobago	—	—	—	—	4.69	4.69	—
Other Americas (c) (e)	1.45	1.40	1.32	1.33	1.42	5.47	5.85
UK	6.03	6.31	6.14	6.32	5.69	24.46	23.67
Pakistan	15.39	14.49	11.94	13.53	12.12	52.08	67.57

Total	90.98	105.83	82.54	84.90	131.79	405.06	368.57

NGL (‘000 barrels)
Bass Strait	1,817	2,030	1,412	1,252	1,554	6,248	6,845
North West Shelf	425	471	442	434	367	1,714	1,805
Atlantis (c)	212	188	177	150	117	632	1,002
Mad Dog (c)	47	42	42	39	11	134	181
Shenzi (c) (d)	265	196	336	245	252	1,029	1,180
Other Americas (c) (e)	41	42	54	42	47	185	183
UK	90	60	74	79	66	279	190
Algeria	285	334	305	201	222	1,062	1,363

Total	3,182	3,363	2,842	2,442	2,636	11,283	12,749

TOTAL PETROLEUM PRODUCTS (million barrels of oil equivalent) (g)	40.84	43.09	37.25	35.79	43.25	159.38	158.56

(a)	Pyrenees achieved first production on 1 March 2010.
(b)	Other Australia includes Griffin and Minerva. Griffin ceased production on 23 October 2009.
(c)	Gulf of Mexico volumes are net of royalties.
(d)	The Genghis Khan operation is reported in Shenzi.
(e)	Other Americas includes Neptune, West Cameron 76, Mustang, Genesis and Starlifter.
(f)	Fayetteville Shale acquisition completed on 31 March 2011.
(g)	Total barrels of oil equivalent (boe) conversions are based on 6000scf of natural gas equals 1 boe.

BHP Billiton Production Report for the year ended 30 June 2011	Page 5

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					YEAR TO DATE
	JUNE 2010	SEPT 2010	DEC 2010	MAR 2011	JUN 2011	JUN 2011	JUN 2010
ALUMINIUM
BHP Billiton attributable production and sales unless otherwise stated.
(‘000 tonnes)

ALUMINA
Production
Worsley, Australia	779	756	758	663	725	2,902	3,054
Paranam, Suriname (a)	—	—	—	—	—	—	78
Alumar, Brazil	183	244	267	296	301	1,108	709

Total	962	1,000	1,025	959	1,026	4,010	3,841

Sales
Worsley, Australia	822	767	735	633	727	2,862	3,046
Paranam, Suriname (a)	—	—	—	—	—	—	74
Alumar, Brazil	175	239	271	249	324	1,083	727

Total (b)	997	1,006	1,006	882	1,051	3,945	3,847

ALUMINIUM
Production
Hillside, South Africa	177	180	179	173	179	711	710
Bayside, South Africa	24	24	25	24	24	97	98
Alumar, Brazil	43	44	43	44	43	174	174
Mozal, Mozambique	65	66	67	64	67	264	259

Total	309	314	314	305	313	1,246	1,241

Sales
Hillside, South Africa	169	148	160	163	181	652	691
Bayside, South Africa	32	29	31	38	29	127	110
Alumar, Brazil	48	44	43	43	44	174	180
Mozal, Mozambique	78	55	76	66	80	277	259

Total	327	276	310	310	334	1,230	1,240

Tolling Agreement (b)	—	—	—	—	—	—	15

	327	276	310	310	334	1,230	1,255

(a)	Suriname was sold effective 31 July 2009.
(b)	Equity Alumina from Suriname was converted into Aluminium under a third party tolling agreement. These tonnages were allocated to equity sales. This Aluminium is now treated as third party product following the sale of Suriname.

BHP Billiton Production Report for the year ended 30 June 2011	Page 6

PRODUCTION AND SHIPMENT REPORT

		QUARTER ENDED					YEAR TO DATE
		JUNE 2010	SEPT 2010	DEC 2010	MAR 2011	JUN 2011	JUN 2011	JUN 2010
BASE METALS
BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.

Escondida, Chile
Material mined (100%)	(‘000 tonnes)	109,098	103,841	98,167	100,966	97,705	400,679	416,642
Sulphide ore milled (100%)	(‘000 tonnes)	17,711	19,697	18,789	15,993	16,399	70,878	71,878
Average copper grade	(%)	1.40%	1.24%	1.26%	1.15%	1.06%	1.18%	1.37%
Production ex Mill (100%)	(‘000 tonnes)	205.3	197.7	194.6	153.1	141.2	686.6	816.3

Production
Payable copper	(‘000 tonnes)	113.2	110.7	112.7	87.7	79.4	390.5	448.1
Payable gold concentrate	(fine ounces)	21,586	24,807	23,133	19,667	17,116	84,723	76,425
Copper cathode (EW)	(‘000 tonnes)	44.2	45.0	47.1	44.4	42.6	179.1	174.2
Payable silver concentrate	(‘000 ounces)	743	803	796	670	580	2,849	2,874

Sales
Payable copper	(‘000 tonnes)	106.4	114.8	113.9	74.3	90.9	393.9	440.0
Payable gold concentrate	(fine ounces)	20,604	25,661	23,357	16,754	20,251	86,023	76,016
Copper cathode (EW)	(‘000 tonnes)	45.0	40.0	46.1	47.7	48.0	181.8	177.1
Payable silver concentrate	(‘000 ounces)	714	831	804	569	673	2,877	2,851

Pampa Norte, Chile
Cerro Colorado
Material mined	(‘000 tonnes)	15,828	15,644	18,290	16,320	17,840	68,094	63,946
Ore milled	(‘000 tonnes)	4,707	4,584	4,631	4,251	4,771	18,237	17,146
Average copper grade	(%)	0.67%	0.73%	0.76%	0.75%	0.74%	0.74%	0.73%

Production
Copper cathode (EW)	(‘000 tonnes)	24.8	21.7	22.4	22.6	25.7	92.4	85.2

Sales
Copper cathode (EW)	(‘000 tonnes)	22.4	21.4	24.7	22.5	25.7	94.3	82.6

Spence
Material mined	(‘000 tonnes)	19,191	17,148	18,389	19,046	19,487	74,070	60,841
Ore milled	(‘000 tonnes)	4,389	4,427	4,567	4,892	4,545	18,431	15,166
Average copper grade	(%)	1.29%	1.25%	1.28%	1.23%	1.22%	1.24%	1.38%

Production
Copper cathode (EW)	(‘000 tonnes)	44.8	44.7	43.6	41.5	50.0	179.8	159.6

Sales
Copper cathode (EW)	(‘000 tonnes)	49.5	37.0	48.2	45.7	54.5	185.4	164.7

BHP Billiton Production Report for the year ended 30 June 2011	Page 7

PRODUCTION AND SHIPMENT REPORT

		QUARTER ENDED					YEAR TO DATE
		JUNE 2010	SEPT 2010	DEC 2010	MAR 2011	JUN 2011	JUN 2011	JUN 2010
BASE METALS
BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.

Antamina, Peru
Material mined (100%)	(‘000 tonnes)	30,014	30,599	32,722	33,154	41,669	138,144	113,775
Sulphide ore milled (100%)	(‘000 tonnes)	9,328	9,041	9,347	9,288	9,253	36,929	35,402
Average head grades
- Copper	(%)	0.99%	0.93%	1.06%	0.99%	0.90%	0.97%	1.06%
- Zinc	(%)	1.53%	1.35%	1.11%	1.15%	1.03%	1.16%	1.70%

Production
Payable copper	(‘000 tonnes)	25.3	23.2	27.2	24.9	22.5	97.8	98.6
Payable zinc	(tonnes)	31,487	24,937	22,025	24,123	20,385	91,470	135,573
Payable silver	(‘000 ounces)	1,234	989	1,025	813	773	3,600	4,712
Payable lead	(tonnes)	628	612	177	237	164	1,190	3,041
Payable molybdenum	(tonnes)	269	208	485	334	418	1,445	813

Sales
Payable copper	(‘000 tonnes)	24.3	27.7	21.8	26.1	23.5	99.1	96.8
Payable zinc	(tonnes)	34,643	23,937	24,912	25,571	18,479	92,899	138,586
Payable silver	(‘000 ounces)	893	1,242	882	839	658	3,621	4,072
Payable lead	(tonnes)	431	748	503	180	92	1,523	3,671
Payable molybdenum	(tonnes)	203	438	292	394	346	1,470	722

Cannington, Australia
Material mined	(‘000 tonnes)	837	742	824	703	841	3,110	3,230
Ore milled	(‘000 tonnes)	776	831	760	713	786	3,090	3,141
Average head grades
- Silver	(g/t)	441	447	459	377	381	417	437
- Lead	(%)	9.4%	9.6%	9.9%	8.6%	8.6%	9.2%	9.2%
- Zinc	(%)	3.1%	3.0%	3.3%	3.6%	2.9%	3.2%	3.3%

Production
Payable silver	(‘000 ounces)	9,324	10,159	9,509	7,315	8,242	35,225	37,276
Payable lead	(tonnes)	62,288	68,529	64,748	51,673	58,414	243,364	245,445
Payable zinc	(tonnes)	13,935	15,260	14,920	16,129	14,348	60,657	62,706

Sales
Payable silver	(‘000 ounces)	11,280	9,219	9,973	7,263	8,235	34,690	37,178
Payable lead	(tonnes)	74,341	63,091	67,815	52,199	58,868	241,973	245,952
Payable zinc	(tonnes)	16,029	12,477	16,621	12,986	14,530	56,614	64,735

BHP Billiton Production Report for the year ended 30 June 2011	Page 8

PRODUCTION AND SHIPMENT REPORT

		QUARTER ENDED					YEAR TO DATE
		JUNE 2010	SEPT 2010	DEC 2010	MAR 2011	JUN 2011	JUN 2011	JUN 2010
BASE METALS
BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.

Olympic Dam, Australia
Material mined (a)	(‘000 tonnes)	1,363	2,710	2,513	2,433	2,675	10,331	5,265
Ore milled	(‘000 tonnes)	1,685	2,505	2,622	2,670	2,533	10,330	5,089
Average copper grade	(%)	1.94%	1.91%	1.78%	1.84%	1.92%	1.86%	1.85%
Average uranium grade	kg/t	0.58	0.54	0.50	0.54	0.54	0.53	0.58

Production
Copper cathode (ER)	(‘000 tonnes)	34.9	41.6	45.0	47.8	47.0	181.4	96.3
Copper cathode (EW)	(‘000 tonnes)	2.4	2.9	2.8	3.3	3.7	12.7	7.0
Uranium oxide concentrate	(tonnes)	712	1,010	957	1,063	1,015	4,045	2,279
Refined gold	(fine ounces)	13,719	24,554	28,493	29,892	28,429	111,368	65,494
Refined silver	(‘000 ounces)	112	201	241	258	282	982	500

Sales
Copper cathode (ER)	(‘000 tonnes)	29.3	42.2	45.3	48.7	46.5	182.7	95.2
Copper cathode (EW)	(‘000 tonnes)	1.5	2.8	2.9	2.7	4.1	12.5	6.9
Uranium oxide concentrate	(tonnes)	122	751	1,121	930	1,143	3,945	2,381
Refined gold	(fine ounces)	10,811	18,914	29,757	31,742	30,323	110,736	64,510
Refined silver	(‘000 ounces)	49	201	150	334	269	954	466

(a) Material mined refers to run of mine ore mined and hoisted.

Pinto Valley, USA
Production
Copper cathode (EW)	(‘000 tonnes)	1.5	1.4	1.5	1.4	1.4	5.7	6.2

Sales
Copper cathode (EW)	(‘000 tonnes)	1.5	1.8	1.0	1.9	1.2	5.9	5.5

BHP Billiton Production Report for the year ended 30 June 2011	Page 9

PRODUCTION AND SHIPMENT REPORT

		QUARTER ENDED					YEAR TO DATE
		JUNE 2010	SEPT 2010	DEC 2010	MAR 2011	JUN 2011	JUN 2011	JUN 2010
DIAMONDS AND SPECIALTY PRODUCTS
BHP Billiton attributable production and sales unless otherwise stated.

DIAMONDS
EKATI™, Canada
Ore Processed (100%)	(‘000 tonnes)	1,235	1,196	1,162	1,122	1,212	4,692	4,930

Production	(‘000 carats)	740	703	676	551	576	2,506	3,050

BHP Billiton Production Report for the year ended 30 June 2011	Page 10

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					YEAR TO DATE
	JUNE 2010	SEPT 2010	DEC 2010	MAR 2011	JUN 2011	JUN 2011	JUN 2010
STAINLESS STEEL MATERIALS
BHP Billiton attributable production and sales unless otherwise stated.
(‘000 tonnes)

NICKEL
CMSA, Colombia
Production	13.0	12.4	12.4	7.8	7.4	40.0	49.6

Sales	12.5	12.0	12.8	8.5	8.5	41.8	48.7

Yabulu, Australia (a)
Production
Nickel metal	—	—	—	—	—	—	2.8
Cobalt	—	—	—	—	—	—	0.1

Sales
Nickel metal	—	—	—	—	—	—	2.2
Cobalt	—	—	—	—	—	—	0.1

(a) Yabulu was sold effective 31 July 2009.

Nickel West, Australia
Production
Nickel contained in concentrate	6.1	0.9	1.7	1.6	3.3	7.5	22.6
Nickel contained in finished matte	15.7	13.6	21.8	12.4	16.1	63.9	44.3
Nickel metal	10.9	11.6	7.1	11.2	11.4	41.3	56.9

Nickel production	32.7	26.1	30.6	25.2	30.8	112.7	123.8

Sales
Nickel contained in concentrate	6.3	1.6	0.8	2.2	3.9	8.5	22.4
Nickel contained in finished matte	15.2	14.6	19.9	14.7	14.9	64.1	41.5
Nickel metal	9.2	12.2	9.6	9.2	12.4	43.4	55.7

Nickel sales	30.7	28.4	30.3	26.1	31.2	116.0	119.6

BHP Billiton Production Report for the year ended 30 June 2011	Page 11

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					YEAR TO DATE
	JUNE 2010	SEPT 2010	DEC 2010	MAR 2011	JUN 2011	JUN 2011	JUN 2010
IRON ORE
BHP Billiton attributable production and sales unless otherwise stated.
(‘000 tonnes)

IRON ORE (a)
Pilbara, Australia
Production
Newman (b)	8,478	9,640	11,213	11,912	12,480	45,245	32,097
Goldsworthy Joint Venture	422	384	225	305	284	1,198	1,688
Area C Joint Venture	9,767	10,086	10,154	9,510	10,044	39,794	38,687
Yandi Joint Venture	9,768	8,787	9,078	8,799	9,796	36,460	41,396

Total (BHP Billiton share)	28,435	28,897	30,670	30,526	32,604	122,697	113,868

Total production (100%)	33,452	33,996	36,082	35,913	38,358	144,349	133,961

Shipments
Lump	7,135	7,822	7,830	7,669	7,463	30,784	31,186
Fines	21,512	21,049	23,870	22,648	25,379	92,946	82,205

Total (BHP Billiton share)	28,647	28,871	31,700	30,317	32,842	123,730	113,391

Total sales (100%)	33,703	33,966	37,294	35,667	38,638	145,565	133,402

(a) Iron ore production and shipments are reported on a wet tonnes basis.
(b) Newman includes Mt Newman Joint Venture and Jimblebar.

Samarco, Brazil
Production	2,808	3,086	2,996	2,705	2,922	11,709	11,094

Shipments	2,591	2,634	3,460	2,598	2,736	11,428	11,194

BHP Billiton Production Report for the year ended 30 June 2011	Page 12

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					YEAR TO DATE
	JUNE 2010	SEPT 2010	DEC 2010	MAR 2011	JUN 2011	JUN 2011	JUN 2010
MANGANESE
BHP Billiton attributable production and sales unless otherwise stated.
(‘000 tonnes)

MANGANESE ORE
South Africa (a)
Saleable production	845	938	779	514	776	3,007	2,718

Sales	929	657	947	701	746	3,051	3,133

Australia (a)
Saleable production	876	1,184	1,050	838	1,014	4,086	3,406

Sales	974	552	1,173	1,127	1,108	3,960	3,632

MANGANESE ALLOY
South Africa (a) (b)
Saleable production	152	132	123	111	120	486	364

Sales	101	95	153	145	123	516	345

Australia (a)
Saleable production	66	67	69	61	70	267	219

Sales	75	53	68	62	75	258	257

(a)	Shown on 100% basis. BHP Billiton interest in saleable production is 60%.
(b)	Production includes Medium Carbon Ferro Manganese.

BHP Billiton Production Report for the year ended 30 June 2011	Page 13

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					YEAR TO DATE
	JUNE 2010	SEPT 2010	DEC 2010	MAR 2011	JUN 2011	JUN 2011	JUN 2010
METALLURGICAL COAL
BHP Billiton attributable production and sales unless otherwise stated.
(‘000 tonnes)

METALLURGICAL COAL (a)
Queensland, Australia
Production
BMA
Blackwater	1,627	1,458	1,134	870	1,127	4,589	5,733
Goonyella	1,946	1,863	1,086	993	1,417	5,359	6,668
Peak Downs	1,298	1,117	984	758	543	3,402	4,332
Saraji	932	872	819	532	556	2,779	3,402
Norwich Park	528	468	73	128	386	1,055	1,870
Gregory Joint Venture	770	760	438	674	845	2,717	2,398

BMA total	7,101	6,538	4,534	3,955	4,874	19,901	24,403

BHP Mitsui Coal (b)
South Walker Creek	1,028	1,056	765	623	690	3,134	3,609
Poitrel	738	857	656	510	736	2,759	2,834

BHP Mitsui Coal total	1,766	1,913	1,421	1,133	1,426	5,893	6,443

Queensland total	8,867	8,451	5,955	5,088	6,300	25,794	30,846

Shipments
Coking coal	7,268	6,641	5,243	3,475	4,865	20,224	23,764
Weak coking coal	2,109	1,653	1,886	970	1,411	5,920	6,856
Thermal coal	339	368	206	125	285	984	1,381

Total	9,716	8,662	7,335	4,570	6,561	27,128	32,001

(a)	Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(b)	Shown on 100% basis. BHP Billiton interest in saleable production is 80%.

Illawarra, Australia
Production	2,060	1,848	1,832	1,582	1,622	6,884	6,535

Shipments
Coking coal	1,652	1,388	1,495	1,374	1,407	5,664	6,137
Thermal coal	213	362	536	211	216	1,325	731

Total	1,865	1,750	2,031	1,585	1,623	6,989	6,868

BHP Billiton Production Report for the year ended 30 June 2011	Page 14

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					YEAR TO DATE
	JUNE 2010	SEPT 2010	DEC 2010	MAR 2011	JUN 2011	JUN 2011	JUN 2010
ENERGY COAL
BHP Billiton attributable production and sales unless otherwise stated.
(‘000 tonnes)

South Africa
Production	7,237	8,997	8,507	8,596	8,228	34,328	30,459

Sales
Export	2,449	3,047	3,365	2,887	3,082	12,381	10,531
Local utility	4,351	5,667	5,024	5,254	5,363	21,308	18,679
Inland	47	110	96	78	37	321	198

Total	6,847	8,824	8,485	8,219	8,482	34,010	29,408

New Mexico, USA
Production
Navajo Coal	1,640	1,754	1,818	1,629	2,271	7,472	7,465
San Juan Coal	1,773	1,423	478	731	1,508	4,140	6,013

Total	3,413	3,177	2,296	2,360	3,779	11,612	13,478

Sales - local utility	3,005	3,361	3,339	3,385	3,106	13,191	12,824

Hunter Valley, Australia
Production	2,802	2,506	3,394	3,978	3,793	13,671	12,039

Sales
Export	2,524	2,626	3,253	3,824	3,522	13,225	9,512
Inland	474	404	180	339	364	1,287	2,076

Total	2,998	3,030	3,433	4,163	3,886	14,512	11,588

Cerrejon Coal, Colombia
Production	2,818	2,426	2,316	2,609	2,538	9,889	10,155

Sales - export	2,601	2,776	2,672	2,149	2,853	10,450	10,100

BHP Billiton Production Report for the year ended 30 June 2011	Page 15

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: July 20, 2011	By:	Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary